EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

INGREDION INCORPORATED

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2012	2011	2010	2009	2008
Income before income taxes and earnings of non-controlling interests	$600.6	$593.4	$275.5	$115.2	$404.8
Fixed charges	84.3	88.5	72.4	41.2	52.5
Capitalized interest	(5.6)	(5.2)	(2.6)	(6.6)	(8.0)
Total	$679.3	$676.7	$345.3	$149.8	$449.3

RATIO OF EARNINGS TO FIXED CHARGES	8.06	7.65	4.77	3.64	8.56

FIXED CHARGES:
Interest expense on debt	$79.4	$83.4	$69.4	$38.8	$50.2
Amortization of discount on debt	3.2	3.0	1.6	1.3	.8
Interest portion of rental expense on operating leases	1.7	2.1	1.4	1.1	1.5
Total	$84.3	$88.5	$72.4	$41.2	$52.5